                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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[ ] CHECK THIS BOX IF NO LONGER                                                                     OMB Number:            3235-0362
    SUBJECT TO SECTION 16. FORM 4                                                                   Expires:      September 30, 1998
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[ ] FORM 3 HOLDINGS REPORTED
[ ] FORM 4 TRANSACTIONS REPORTED
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1. Name and Address of Reporting Person *

Matthews                    Norman                  S.
   (Last)                   (First)                 (Middle)

11 Lincoln Lane
                            (Street)

Purchase                    New York                  10577
   (City)                   (State)                   (Zip)


2. Issuer Name and Ticker or Trading Symbol

Loehmann's, Inc. (LOEH)


3. IRS or Social Security Number of Reporting Person (Voluntary)



4.  Statement of Month/Year

January 1998


5. If Amendment, Date or Original (Month/Year)



6.  Relationship of Reporting Person to Issuer   (Check all applicable)

         X    Director                          10% Owner
       -----                              -----
              Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)
       ----------------------------------------

7.    Individual or Join/Group Filing (Check Applicable Line)

         X     Form filed by One Reporting Person
       -----
               Form filed by More than One Reporting Person
       -----

                          TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1. Title of Security           2. Transaction  3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-    7. Nature
   (Instr. 3)                     Date            action        or Disposed of (D)          Securities       ship         of In-
                                                  Code          (Instr. 3, 4 and 5)         Beneficially     Form:        direct
                                  (Month/         (Instr. 8)                                Owned at         Direct       Bene-
                                  Day/         -------------  -------------------------     End of           (D)          ficial
                                  Year)                                   (A)               Month            Indirect     Owner-
                                                   Code         Amount     or    Price      (Instr. 3        (I)          ship
                                                                          (D)               and 4)           (Instr. 4)  (Instr. 4)
-----------------------------  --------------  -------------  ----------  ---   -------  ----------------- ------------  -----------
Common Stock, par value
$0.01 per share                                                                          17,839                 D            --
-----------------------------  --------------  -------------  ----------  ---   -------  ----------------- ------------  -----------
                                                                                                                              (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                    SEC 1474 9-96)

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of Derivative                  2.  Conver-    3. Trans-    4. Transac-    5.  Number of Deriv-       6. Date Exer-
   Security (Instr. 3)                      sion or       action       tion Code       ative Securities Ac-      cisable and Ex-
                                            Exercise      Date         (Instr. 8)      quired (A) or Dis-        piration Date
                                            Price of                                   posed of (D)
                                            Deriv-        (Month/                      (Instr. 3, 4 and 5)       (Month/Day/
                                            ative         Day/                                                     Year)
                                            Secur         Year)     -------------  -------------------------  ----------------------
                                                                        Code           (A)           (D)       Date         Expira-
                                                                                                               Exer-        tion
                                                                                                               cisable      Date
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------
Stock Options                                (1)           --            --             --            --          (1)         (1)

Class B Common Stock, par value $0.01
per share                                    (2)           --            --                           --        11/6/96       N/A

Stock Options                              7.0625        6/19/97          A           65,000                      (3)         (3)
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------

7.   Title and Amount of                8. Price       9. Number      10. Owner-     11. Na-
     Underlying Securities                 Deriv          of Deriv-       ship           ture
                                           ative          ative           Form           of In-
     (Instr. 3 and 4)                      Secur-         Secur-          of De-         direct
                                           ity            ities           rivative       Bene-
                                           (Instr.        Bene            Secu-          ficial
                                           5)             ficially        rity:          Own-
                                                          Owned           Direct         ership
--------------------------------------                    at End          (D) or         (Instr. 4)
                       Amount or                          of              Indi-
       Title           Number of                          Month           rect (I)
                       Shares                             (Instr. 4)     (Instr. 4)
---------------------  ---------------  -------------  -------------  -------------  --------------
Common Stock, par
value $0.01 per share      89,378            (1)           89,378           D

Common Stock, par
value $0.01 per share      22,345            (2)           22,345           D

Common Stock, par
value $0.01 per share      65,000            (3)           65,000           D
---------------------  ---------------  -------------  -------------  -------------  --------------

Explanation of Responses:

(1) All options were granted pursuant to the 1988 Stock Option Plan and are immediately exercisable. All options expire five years after the dates of vesting. 44,688 options are exercisable at $5.01 a share, 22,345 options are exercisable at $4.48 a share, and 22,345 options are exercisable at $8.95 a share.

(2) One share of Class B Common Stock is convertible into one share of Common Stock.

(3) All options were granted pursuant to the Directors Stock Option Plan. The options shall vest in full on the earlier of (i) June 19, 2001 or (ii) a Change of Control of the Company, and expire at the earlier of (i) 10 years from the grant date and (ii) one year from the date the Optionee's service terminates (capitalized terms in this sentence are as defined in the Directors Stock Option Plan).

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

        /s/ Norman S. Matthews                          February 23, 1998
-----------------------------------------------       ---------------------
    **Signature of Reporting Person                           Date

    Norman S. Matthews

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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SEC 2270 (9-96)